UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 27, 2011

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is the Notice of Annual Meeting and Proxy Statement of Global Ship Lease, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 27, 2011	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

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Exhibit I

July 25, 2011

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.

Enclosed is a notice of the 2011 Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”) which will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on August 31, 2011 at 3:00 p.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect one Term III Director to serve until the 2014 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers Audit, as the Company’s independent public accounting firm for the fiscal year ending December 31, 2011 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of both Proposal One and Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the meeting until a quorum is present.

You are cordially invited to attend the Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Ian Webber
Ian Webber
Chief Executive Officer

GLOBAL SHIP LEASE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2011

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Global Ship Lease, Inc. (the “Company”) will be held at Portland House, Stag Place, London SW1E 5RS on August 31, 2011 at 3:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Term III Director to serve until the 2014 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers Audit, as the Company’s independent public accounting firm for the fiscal year ending December 31, 2011 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 11, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Susan Cook
Susan Cook
Secretary

July 25, 2011

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2011

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on August 31, 2011 at Portland House, Stag Place, London SW1E 5RS at 3:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 25, 2011.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 11, 2011 (the “Record Date”), the Company had outstanding 47,188,978 Class A common shares (the “Class A Common Shares”) and 7,405,956 Class B Common Shares (the “Class B Common Shares”; together with the Class A Common Shares, the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Class A Common Shares are listed on the New York Stock Exchange under the symbol “GSL”.

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

Important Notice Regarding the Availability of Proxy Materials

for the Shareholder Meeting to Be Held on August 31, 2011

The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at www.globalshiplease.com or at http://bnymellon.mobular.net/bnymellon/gsl

PROPOSAL ONE

ELECTION OF DIRECTOR

The Company has five directors on its Board, which is divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our Term III director expires at the Meeting. Accordingly, the board of directors has nominated Michael S. Gross, a Term III director, for re-election as a director whose term would expire at the 2014 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Current Position,
Michael S. Gross	49	Term III Director

Certain biographical information about Mr. Gross is set forth below.

Michael S. Gross. Mr. Gross has been a director of Global Ship Lease since inception and was appointed Chairman in September 2008. Mr. Gross has been chairman of the board of directors of Solar Capital Ltd since December 2007, and chief executive officer and president since November 2007. Michael S. Gross has been the chairman of the board of directors, chief executive officer and president of Solar Senior Capital since December 2010. From July 2006 through approximately the first quarter 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Between February 2004 and February 2006, Mr. Gross was the president and chief executive officer of Apollo Investment Corporation, a publicly traded business development company that he founded and on whose board of directors and investment committee he served as chairman from February 2004 to July 2006, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to Apollo Investment Corporation. From 1990 to February 2006, Mr. Gross was a senior partner at Apollo Management, L.P., a private equity firm which he founded in 1990 with five other persons. Mr. Gross currently also serves on the boards of directors of Saks, Inc. and Jarden Corporation.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

The board of directors is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers Audit as the Company’s independent public accounting firm for the fiscal year ending December 31, 2011.

PricewaterhouseCoopers Audit has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent public accounting firm.

All services rendered by the independent public accounting firm are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS, AS INDEPENDENT PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Susan Cook
Susan Cook
Secretary

July 25, 2011

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